December 19, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.

Registration Statement on Form S-1

Confidential Submission No. 2 Submitted November 24, 2014

CIK No. 0001621434

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2014, with respect to Confidential Submission No. 2 to Registration Statement on Form S-1 (CIK No. 0001621434), submitted with the Commission on November 24, 2014 (the “Confidential Submission No. 2”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Submission No. 3 (“Confidential Submission No. 3”). For your convenience, we will hand deliver five copies of Confidential Submission No. 3, as well as five copies of Confidential Submission No. 3 that are marked to show all changes made since the submission of Confidential Submission No. 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 3, unless otherwise specified.

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647  Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 2

Summary, page 1

Formation Transactions and Structure, page 10

1.	We note your revisions in response to prior comment 7. Please further revise your organizational structure charts to disclose the names of the limited partners and their ownership of common units and preferred units, or tell us why you do not believe such disclosure is material.

Response: Except those limited partners that will be included in the beneficial ownership table under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Registration Statement, no limited partner, including affiliates thereof, currently owns common units or preferred units in our predecessor, Black Stone Minerals Company, L.P., or upon the closing of the offering will own common units or preferred units in the Partnership, in each case representing more than 5% of any class of voting securities of Black Stone Minerals Company, L.P. or the Partnership, respectively. Accordingly, we do not believe disclosure of the names of the limited partners and their ownership interests in our predecessor, other than those disclosed in the beneficial ownership table, is material to an investor in the Partnership.

2.	We note that you disclose an accrued partners’ distribution payable of $51.179 million at September 30, 2014 that reflects distributions that have not been paid. If such amount will not be paid to the partners in connection with the formation transactions and this offering, please discuss this payable in the context of your liquidity and ability to pay distributions.

Response: The referenced payable of $51.179 million was paid in full on October 15, 2014.

The Offering, page 19

3.	We note your response to prior comment 9, and your disclosure that in connection with the closing of this offering, the board of directors of your general partner will adopt a policy pursuant to which you will distribute a substantial majority of the cash you generate from operations each quarter. Please revise your disclosure to clarify the meaning of “substantial majority” and to provide a narrative description of how you will determine or define “cash generated from operations.”

Response: We have revised Confidential Submission No. 2 accordingly. Please see pages 20 and 53 of Confidential Submission No. 3. After reviewing the cash that we generate each quarter from operations, the board of directors of our general partner will determine what amount to distribute to the common unitholders. As indicated, we believe that the board will distribute a “substantial majority” of the cash we generate from operations each quarter. We intend to quantify what is intended by “substantial majority,” as noted in our disclosure, upon completion of our estimate for cash generated from operations for the year ending December 31, 2015 and inclusion in the Registration Statement of the pricing and other related offering information. Our partnership agreement does not require us to pay any distributions at all.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 3

Risk Factors, page 26

The volatility of oil and natural gas prices due to factors beyond our control..., page 27

4.	Please update this risk factor to reflect recent changes in oil prices.

Response: We have revised Confidential Submission No. 2. Please see page 28 of Confidential Submission No. 3.

Our partnership agreement includes exclusive forum, venue..., page 44

5.	We note your discussion in this risk factor of the fee-shifting provision in the partnership agreement. Please revise this risk factor to explain that the fee-shifting provision may increase the cost of bringing lawsuits and may effectively discourage unitholder claims.

Response: The fee-shifting provision will be stricken from the partnership agreement. We have revised Confidential Submission No. 2 accordingly. Please see pages 18, 45, and 147 of Confidential Submission No. 3.

Use of Proceeds, page 49

6.	We note your revised disclosure in response to prior comment 13 and reissue such comment. Please revise your disclosure to quantify the offering proceeds you intend to use (i) to repay your outstanding indebtedness and (ii) to fund future capital expenditures.

Response: We have revised Confidential Submission No. 2 accordingly. Please see pages 19 and 50 of Confidential Submission No. 3.

Cash Distribution Policy and Restrictions on Distributions, page 52

Estimated Cash Generated from Operations for Distribution for the Year Ending December 31, 2015, page 56

7.	We note your response to prior comment 15, and your revised disclosure that provides a cross-reference to disclosure elsewhere in your filing. Please revise to describe the terms of the distribution priority in this section. In addition, please tell us how the order of priority described on page 132 is reflected in your tabular disclosure of estimated cash available for distribution for the year ending December 31, 2015. For example, we note that your description on page 132 contemplates that your common unitholders and preferred unitholders will share in distributions after a certain amount of distributions have been made to common unitholders.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 4

Response: We have revised Confidential Submission No. 2. Please see pages 54 to 55 of Confidential Submission No. 3.

The first order of distribution priority referred to on page 54, equal to payment of the preferred unitholders’ aggregate Unpaid Preferred Yield, is reflected in the tabular disclosure on page 59 under the line item “Preferred unit dividends.” Preferred unit dividends reduce “Estimated cash generated from operations” to determine “Estimated cash generated from operations available for distribution on common units.”

Preferred unitholders are entitled to participate in distributions after the distributions to common unitholders in a given year exceed 10% of the Partnership’s fair market value at the end of the prior year. While the Partnership has not established a year-end value for 2014, we note that (1) if the Partnership were to distribute 100% of its estimated cash generated from operations available for distribution on common units for the year ending December 31, 2015 and (2) the fair market value of the Partnership were at least equal to 50% of the low end of the range of indicated valuations estimated to date by our underwriters, no additional distributions would be payable to the preferred unitholders. If any additional distributions were payable, they would be immaterial.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Critical Accounting Policies and Related Estimates, page 80

Equity-Based Compensation, page 81

8.	We note your statement on page 81 that “As of the valuation date of January 1, 2014, we were not planning to pursue an initial public offering.” Please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your common unit.

Response: We first initiated discussions with two underwriters in late June 2014 at which time they, as part of their presentations to lead the proposed IPO, provided very preliminary assessments on valuation and pricing of an IPO.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 5

Business, page 84

Estimated Proved Reserves, page 99

Estimated Proved Undeveloped Reserves, page 103

9.	Please expand the disclosure for proved undeveloped reserves to provide a narrative explanation for the material changes relating to the line item entries for acquisitions of reserves for the period ending September 30, 2014 and for revisions of previous estimates for the periods ending December 31, 2013 and September 30, 2014, respectively. Refer to Item 1203(b) of Regulation S-K.

Response: We have revised Confidential Submission No. 2. Please see pages 106 to 107 of Confidential Submission No. 3.

Oil and Natural Gas Production Prices and Production Costs, page 104

Production and Price History, page 104

10.	We note your response to comments 26 and 27 in our letter dated November 6, 2014 and your revised footnote disclosure on page 104 and elsewhere on pages 92 through 99 relating to the presentation of production volumes that have been determined on a value-equivalent basis using a conversion factor of 20 Mcf per barrel of oil. We reissue our comments in-part relating to expanding your disclosure, here, and additionally on page 102 in reference to your reserves, to provide a brief description of the parameters used in the calculation of the metric, e.g. the time period, source and basis of the prices used in deriving the 20 Mcf per barrel conversion factor.

Additionally and as part of your expanded disclosure, please:

•	explain that there is no identifiable standard for this metric and that such disclosure is being provided supplementally,

•	explain that the metric represents the mean ratio of a range of values over time, provide the high and low values within the range, and include the conversion factors relating to each of the periods disclosed to illustrate the variability, and

•	caution the reader as to any limitations applicable to the use of this metric.

Response: We have revised Confidential Submission No. 2. Please see pages 95 to 102, 105, and 107 to 108 of Confidential Submission No. 3.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 6

The Partnership Agreement, page 136

Applicable Law; Forum, Venue and Jurisdiction, page 140

11.	Please expand your disclosure regarding the fee-shifting provision to clarify the following:

•	the parties who may be subject to the provision,

•	the meaning of the phrase “substantially achieves, in substance and amount,” and

•	the parties who may be allowed to recover their fees and expenses.

Response: The fee-shifting provision will be stricken from the partnership agreement.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

12.	We note you revised the unaudited pro forma consolidated balance sheet to reflect the general partner and limited partner interests separately within Partners’ equity. Please clarify why you did not also revise the pro forma statements of operations to show the aggregate amount of net income allocated to the general partner and the aggregate amount allocated to the limited partners and the per common unit basis as contemplated by SAB Topic 4F.

Response: We have revised Confidential Submission No. 2 accordingly. Please see pages F-6 and F-7 of Confidential Submission No. 3. As the general partner interest does not participate in earnings, there is no net income attributable to the general partner interest and therefore no impact on earnings per unit for common units.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-33 Revenue Recognition, page F-36

13.	We note your response to comment 40 in our letter dated November 6, 2014 regarding revenue from lease bonuses and delay rentals. With reference to the relevant guidance, please tell us how you concluded that it was not necessary to recognize the associated revenue over the lease term. As part of your response, please describe any relevant contractual terms associated with these arrangements.

Response: We acknowledge the Staff’s comment and respectfully refer you to ASC 840-10-15-15, which states, “Because a lease is defined as conveying the right to use property, plant, or equipment (land and/or depreciable assets), inventory (including equipment parts inventory) and minerals, precious metals, or other natural resources

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 7

cannot be the subject of a lease for accounting purposes because those assets are not depreciable.” Since natural resources are excluded from the leasing guidance, we considered the guidance in ASC 605-10-25-1 and SAB Topic 13.A.1 to determine when revenue was realized or realizable and earned.

According to the standard language that we typically include in our lease agreements, Section 11, “This Lease is granted without any covenant of title or warranty of title of any kind whatsoever, express, implied or statutory, and Lessee shall have no recourse against the Lessor in the event of any failure of title, nor shall any of the consideration paid for this Lease… be refunded to Lessee.” Based on these contractual terms and as discussed within our revenue recognition policy, we recognize lease bonuses and delay rentals once persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is fixed or determinable, and collectability is reasonably assured. As there are no additional performance obligations at the time the agreement is entered into for lease bonuses or when payment is received for delay rentals, revenue is recognized up front as it is realized or realizable and earned.

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943

Securities and Exchange Commission, December 19, 2014, Page 8

Please direct any questions you have with respect to the foregoing responses or supplemental materials to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

[Enclosures]

cc:	Karina V. Dorin (Securities and Exchange Commission)

Laura Nicholson (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P.     1001 Fannin St., Suite 2020 Houston, TX 77002     Telephone: 713.658.0647   Facsimile: 713.658.0943